Liquid Media and A+E Networks bring Ancient Aliens: The Game to AlienCon®

Vancouver, BC – June 21, 2019 – Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR) is excited to announce that Ancient Aliens: The Game®, together with fellow A+E Networks mobile title, Project Blue Book: The Game®, will be live at AlienCon in Los Angeles.

Liquid, the official operator of Ancient Aliens: The Game®, is leading the A+E Networks gaming team at AlienCon along with the Swedish game developer of Project Blue Book: The Game®, Three Gates, to create an extraterrestrial experience here on Earth. Visit booth 400 at AlienCon for a close-encounter photo op, experience Ancient Aliens: The Game® and get a sneak peak of the soon-to-be-released Project Blue Book: The Game®. Don’t forget to ask about Badge Buddies, an AR activation brought to you by Two Goats studio, for a chance to make a new best buddy to explore the AlienCon Universe with you!

Ancient Aliens: The Game®, the popular, free-to-play, strategy-based city-builder, is based on A+E’s hit television series broadcasting across more than 200 territories worldwide. It has developed a strong following, with story-driven quests that keep players asking, "What if it were true?"

Project Blue Book®, based on A+E’s new drama series that premiered on HISTORY in 2019, explores the fascinating, true, top-secret investigations into Unidentified Flying Objects (UFOs) and related phenomena conducted by the United States Air Force from 1952 to 1969. The game features a season's worth of cases to solve, some adapted from the series and others original, alongside characters from the television series.

Discuss the mysteries of the ancient and not-so-distant past with Steven-Elliot Altman, award-winning science-fiction author and scribe for both Ancient Aliens: The Game® and Project Blue Book: The Game®.

Liquid invites Ancient Aliens® fans and supporters to AlienCon to experience the fun and join the more than 2 million+ gamer-strong Ancient Aliens community. New episodes of Ancient Aliens® premiere on HISTORY Friday’s at 9pm ET. For more info, visit the HISTORY site here: www.history.com/shows/ancient-aliens.

About AlienCon

Owned by A+E Networks and produced by Mischief Management, AlienCon returns to the West Coast in June 2019. Featuring long-time favorites and all-new guests, new panels, programming sessions, and even more to explore, AlienCon Los Angeles brings together experts, the stars of Ancient Aliens®, and science fiction fan favorites.

From June 21–23, 2019, AlienCon Los Angeles will feature thought-provoking panel discussions, celebrity appearances including Star Trek actor William Shatner, exclusive merchandise, fan competitions, a party and much more. Take part in celebrity autograph and photo sessions with the biggest names from Ancient Aliens® and pop culture.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

About A+E Networks Digital Media Group

The A+E Networks® Digital Media group is constantly moving the industry forward with initiatives on every platform such as first-to-market TV Everywhere apps, popular social and mobile games, award-winning apps featuring custom content, and seamless social media integrations. As the only ad-supported non-sports network with TV Everywhere mobile apps on iOS, Android and Windows Phone and over-the-top-apps on Roku, Xbox 360, Apple TV and Amazon Fire, the A+E Networks has hit over 50 million Watch Apps downloads to-date. Web site traffic averages more than 30 million unique visitors per month and the A+E Networks products have been recognized with multiple Webby Awards and an induction into the Apple iPad Hall of Fame.

About Three Gates AB

Three Gates AB is publicly listed game development company based on the island of Gotland, off the east coast of Sweden. Founded in 2011, Three Gates is a team of experienced professionals, all gathered in a unique location with an unwavering drive and one common goal – to make great games. The company is currently working in partnerships with established international partners such as: Atari, ENDEAVOR, IMG and THQ Nordic on quality brands including The Professional Bull Riders and Atari Asteroids. Three Gates is well-versed in working with licensees and delivering games with high production quality that positively represents their brands. Three Gates has published a variety of games across Mobile, PC and Console platforms.

Further information:
Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

For A+E Networks/HISTORY:

Vicky Kahn, A+E Networks
vicky.kahn@aenetworks.com
+1 212-210-9743

Heather Pastorini
heather.pastorini@aenetworks.com
+1 212-210-9760

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company's successful development and continued operation of Ancient Aliens: The Game. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether a result of new information, future events or otherwise, except as expressly required by applicable law.